SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 7, 2014
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN POSTS NET REVENUE OF R$4.4 BILLION AND ADJUSTED EBITDA MARGIN OF 30% IN 1Q14.

São Paulo, May 7, 2014

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the first quarter of 2014 (1Q14), which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. The comments herein refer to the Company’s consolidated results and comparisons refer to the fourth quarter of 2013 (4Q13) and first quarter of 2013 (1Q13), unless otherwise stated. On March 31, 2014, the Real/US Dollar exchange rate was R$2.263.

•         Net revenue totaled R$4.4 billion in 1Q14, 20% up on 1Q13;

•         Gross profit came to R$1.3 billion, 69% more than in 1Q13;

•         Adjusted EBITDA amounted to R$1.4 billion, a 60% improvement over the R$0.9 billion recorded in 1Q13, with an adjusted EBITDA margin of 30%, up by 8 p.p. in the same period;

•         Adjusted EBITDA from the steel segment totaled R$761 million in 1Q14, 44% higher than in the same quarter last year.

•         CSN closed 1Q14 with cash and cash equivalents of R$12.9 billion.

•         The Net Debt/EBITDA ratio ended the quarter at 2.66x, 0.25x less than at the end of 2013.

Executive Summary

				1Q14 x 1Q13	1Q14 x 4Q13
Highlights	1Q13	4Q13	1Q14	(Change)	(Change)
Consolidated Net Revenue (R$ MM)	3,642	4,949	4,371	20%	-12%
Consolidated Gross Profit (R$ MM)	790	1,657	1,336	69%	-19%
Adjusted EBITDA (R$ MM)	902	1,756	1,440	60%	-18%
Total Sales (thousand t)
- Steel	1,550	1,448	1,388	-10%	-4%
- Domestic Market	77%	74%	73%	-4 p.p.	-1 p.p.
- Overseas Subsidiaries	21%	23%	25%	4 p.p.	2 p.p.
- Export	2%	3%	2%	0 p.p.	-1 p.p.
- Iron Ore	4,148	7,807	6,385	54%	-18%
- Domestic Market	0%	1%	1%	1 p.p.	0 p.p.
- Export	100%	99%	99%	-1 p.p.	0 p.p.
Adjusted Net Debt (R$ MM)	16,199	15,736	15,792	-3%	0%
Adjusted Cash Position	14,118	13,057	12,889	-9%	-1%
Net Debt / Adjusted EBITDA	3.75x	2.91x	2.66x	-1.09x	-0.25x
(1) Sales volumes include 100% of NAMISA sales

At the close of 1Q14

•    BM&FBovespa (CSNA3): R$9.84/share

•    NYSE (SID): US$4,36/ADR (1 ADR = 1 share)

•    Total no. of shares = 1,457,970,108

•    Market Cap BM&FBovespa: R$14.3 billion

•    Market Cap NYSE: US$6.4 billion

Investor Relations Team

•   IR Executive Officer: David Salama (11) 3049-7588

•   IR Manager: Claudio Pontes - (11) 3049-7592

•   Specialist: Ana Rayes - (11) 3049-7585

•   Specialist: Fernando Schneider – (11) 3049-7526

•   Senior Analyst: Leonardo Goes – (11) 3049-7593

invrel@csn.com.br

Economic Scenario

Global growth has been consolidating, fueled by the recovery of the developed economies, while growth in the emerging nations is expected to be moderate. The global Purchasing Managers Index (PMI) closed March at 53.5 points, giving 18 consecutive months of expansion. In this scenario, the IMF expects global GDP growth of 3.6% this year and 3.9% in 2015, versus 3.0% in 2013.

USA

In the United States, even though the economic performance of the first two months of the year was jeopardized by the exceptionally rigorous winter, the fundamentals are still favoring a recovery in activity. March’s manufacturing PMI recorded 53.7 points, while the service sector PMI reached 55.3 points, up by 0.5 and 2.0 points, respectively, on February.

Industrial production moved up by 0.7% in March, giving 12-month growth of 3.8%, while capacity use came to 79.2%, higher than the 78.4% recorded in December 2013.

Unemployment reached 6.7% in March, flat over December 2013 and 0.8 p.p. down in the last 12 months.

The FED maintained its US$10 billion reduction in the asset purchase program at each meeting and will continue to do so, unless there is a significant change in the economic fundamentals. At the same time, it signaled that the current interest rates would remain in place for a longer period, even after the winding up of the asset purchase program, expected at the end of 2014, thereby alleviating market concerns. The FED expects U.S. GDP growth of between 2.8% and 3.0% in 2014.

Europe

Despite the 0.4% economic shrinkage in the Eurozone in 2013, the European Central Bank (ECB) expects growth of 1.2% in 2014 and 1.5% in 2015, albeit not uniformly among the various countries.

The Eurozone’s compound PMI reached 53.1 points in March, 1.0 point up on December 2013 and the ninth consecutive monthly upturn. Unemployment, stable since October, fell slightly in March, reaching 11.8%, while industrial production increased by 1.7% in February over the month before.

Twelve-month inflation closed March at 1.1%, below the 2% target established by the ECB. As a result, at its last meeting in April, the institution maintained interest rates at 0.25% p.a., their lowest ever level.

In the UK, first-quarter GDP edged up by 0.8%, fueled by the service sector. Industrial output grew by 0.9% in February over January, while compound PMI reached 58.1 points in the same month, slightly down on the 59.5 points recorded in December, but still high. According to the British Treasury, the consensus of estimates points to GDP growth of 2.8% in 2014.

Asia

In China, the beginning-of-year activity indicators pointed to deceleration, once again raising worries of a possible economic slowdown.

Preliminary 1Q14 figures indicate year-on-year Chinese GDP growth of 7.4%. Industrial production moved up by 8.7% in the first quarter, below the average of 10% recorded in the second half of 2013. Manufacturing PMI, disclosed by HSBC, which expanded by 50.5 points in December 2013, has been on the decline since the beginning of this year, reaching 48.0 points in March, while investments in fixed assets fell from 20.9% in 1Q13 to 17.6% in 1Q14.

According to the Chinese National Bureau of Statistics, total investments in the construction sector came to 1.5 billion yuan in 1Q14, 16.8% up in the quarter, versus 20.2% in 1Q13, signifying a decline of 3.4 p.p.

2

Given this scenario, in April the Chinese government announced a series of measures to stimulate the economy, including tax breaks for small and mid-sized businesses, accelerated railway construction and improvements to the housing financing system. The government maintained its 2014 GDP growth target at 7.5%, with industrial output growth of 9.5%.

Japan continued to stage a modest recovery, with the local central bank maintaining its economic stimuli. Manufacturing PMI reached 53.9 points in March, the tenth consecutive monthly expansion, versus 55.2 points in December 2013. The institution expects 2014 GDP growth of between 0.9% and 1.5%, with inflation of 1.5%.

Brazil

On the home front, February’s seasonally-adjusted Central Bank Economic Activity Index (IBC-Br), used as a reference for GDP, increased by 0.24% over January, giving a 12-month variation of 2.41%. The Central Bank’s FOCUS report expects GDP growth of 1.63% in 2014 and 1.91% in 2015.

Industrial production in February edged up by 0.4% over the previous month and by 5.0% year-on-year. Retail sales increased by 0.2% in February over January and by 5.0% in the previous 12 months.

On the other hand, the Industrial Confidence Index (ICI) measured by the Getulio Vargas Foundation fell by 2.3% between February and March 2014, from 98.5 to 96.2 points, the lowest level since June 2009.The trade balance closed 1Q14 with a deficit of US$6.1 billion, the worst figure since the series began in 1994.

Inflation measured by the IPCA consumer price index increased by 0.92% in March over February and by 6.15% in 12 months, above the mid-point of the inflationary target defined by the Monetary Policy Committee (COPOM). As a result, the COPOM maintained its restrictive monetary policy, raising the Selic benchmark interest rate for the ninth consecutive time, this time to 11.25% p.a. The FOCUS report expects 2014 inflation of 6.5%, with a Selic of 11.25% at year-end.

On the foreign exchange front, the real appreciated by 3.4% against the dollar in 1Q14, closing March at R$2.263, reflecting the current yields of U.S. government bonds and the increase in Brazilian interest rates.

Macroeconomic Projections

	2014	2015
IPCA (%)	6.50	6.00
Commercial dollar (final) – R$	2.45	2.51
SELIC (final - %)	11.25	12.25
GDP (%)	1.63	1.91
Industrial Production (%)	1.21	2.65

                                   Source: FOCUS BACEN                   Base: May 5, 2014

Net Revenue

CSN recorded consolidated net revenue of R$4,371 million in 1Q14, 20% up on the R$3,642 million reported in 1Q13, chiefly due to increased revenue from steel and mining operations.

In relation to the R$4,949 million recorded in 4Q13, 1Q14 net revenue fell by 12%, primarily due to reduced revenue from the mining segment.

Cost of Goods Sold (COGS)

In 1Q14, consolidated COGS came to R$3,035 million, 6% more than the R$2,852 million posted in the same period last year, basically due to higher iron ore sales volume.

3

In comparison to the R$3,292 million recorded in 4Q13, 1Q14 COGS declined by 8%, mainly due to lower iron ore sales volume.

Selling, General, Administrative and Other Operating Expenses

SG&A expenses totaled R$294 million in 1Q14, 5% down on the R$311 million posted in 1Q13, chiefly due to the lower distribution cost, and 17% down on the R$355 million reported in 4Q13, mainly as a result of the reduction in administrative expenses.

In 1Q14, Other Operating Revenue/Expenses amounted to R$177 million, 86% up on the R$95 million recorded in 1Q13, due to provisions for contingencies, and 10% down on the R$196 million reported in 4Q13, essentially basically due to the non-recurring impact of the Company’s adherence to the Tax Settlement Program (REFIS) in the latter quarter.

EBITDA

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income, less net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses), plus the proportional EBITDA of the jointly-owned subsidiaries, Namisa, MRS Logística and CBSI.

Adjusted EBITDA totaled R$1,440 million in 1Q14, 60% up on the R$902 million recorded in 1Q13, essentially due to the contributions of the steel and mining segments, while the EBITDA margin came to 30%.

In relation to 4Q13, adjusted EBITDA fell by 18%, chiefly due to the mining segment, partially offset by steel EBITDA, while the adjusted EBITDA margin narrowed by 2 p.p.

Financial Result and Net Debt

The 1Q14 net financial result was negative by R$741 million, primarily due to the following factors:

•         Interest on loans and financing totaling R$659 million;

•         Expenses of R$41 million with the monetary restatement of tax payment installments;

•         Other financial expenses totaling R$24 million;

•         Monetary and foreign exchange variations amounting to R$55 million;

These negative effects were partially offset by consolidated financial revenue of R$38 million.

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the impact from the partial spin-off of Transnordestina Logística S/A.

On March 31, 2014, consolidated net debt totaled R$15.8 billion, very close to the R$15.7 million recorded on December 31, 2013, impacted by:

•         Payment of dividends and interest on equity totaling R$0.4 billion;

•         Investments of R$0.3 billion in fixed assets;

•         A R$0.7 billion effect related to the cost of debt;

•         Other effects totaling R$0.1 billion;

These negative impacts were offset by 1Q14 EBITDA of R$1.4 billion.

4

The net debt/EBITDA ratio based on LTM adjusted EBITDA closed the first quarter at 2.66x, 0.25x down on the ratio recorded at the end of 4Q13.

Equity Result

The consolidated equity result was negative by R$46 million in 1Q14, essentially due to the results of the jointly-owned subsidiaries Namisa and MRS.

Net Income

CSN posted consolidated net income of R$52 million in 1Q14, R$36 million more than in 1Q13, chiefly due to the upturn in gross profit.

In comparison with the previous quarter, net income increased by R$539 million, given the 4Q13 net loss of R$487 million, primarily due to the Company’s adherence to the Tax Settlement Program (REFIS).

Capex

Investments reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI. The Company has ceased consolidating its interest in Transnordestina Logística S/A, due to the latter’s partial spin-off on December 27, 2013 and the consequent entry into effect of the new shareholders’ agreement.

CSN invested R$355 million in 1Q14, R$236 million in the parent company. Of this total, R$114 million went to the Casa de Pedra mine and the Port of Itaguaí and R$108 million to the steel segment, mainly due to improvements to the hot strip mill (LTQ) and the coke batteries.

The remaining R$119 million went to subsidiaries or joint subsidiaries, mostly as follows:

✓  Namisa: R$33 million;

✓  Sepetiba Tecon: R$28 million;

✓  MRS: R$23 million.

Working Capital

Working capital allocated to the Company’s businesses closed 1Q14 at R$2,510 million, R$25 million less than at the end of 4Q13, chiefly due to the increase in the suppliers line and the reduction in accounts receivable, partially offset by the upturn in inventories. The average supplier payment period widened by nine days, the average receivables period narrowed by two days and the average inventory turnover period increased by twelve days.

5

WORKING CAPITAL (R$ MM)	1Q13	4Q13	1Q14	Change	Change
				1Q14 x 1Q13	1Q14 x 4Q13
Assets	4,100	3,951	4,126	26	175
Accounts Receivable	1,506	1,734	1,621	115	(112)
Inventory (*)	2,583	2,164	2,416	(167)	252
Advances to Taxes	12	54	89	77	35
Liabilities	2,435	1,416	1,616	(819)	200
Suppliers	1,881	881	1,105	(776)	223
Salaries and Social Contribution	192	209	196	4	(13)
Taxes Payable	332	297	286	(46)	(12)
Advances from Clients	30	28	30	0	2
Working Capital	1,666	2,535	2,510	844	(25)

TURNOVER RATIO	1Q13	4Q13	1Q14	Change	Change
Average Periods				1Q14 x 1Q13	1Q14 x 4Q13
Receivables	30	30	28	(2)	(2)
Supplier Payment	59	26	35	(24)	9
Inventory Turnover	82	64	76	(6)	12
Cash Conversion Cycle	53	68	69	16	1
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the full consolidation of FTL.

Net Revenue per Segment (R$ million)

Adjusted EBITDA by segment (R$million)

Steel	Mining	Logistics	Cement	Energy

6

Results by Segments
R$ million								1Q14
Consolidated Results	Steel	Mining	Logistics	Logistics	Energy	Cement	Corporate/	Consolidated
			(Port)	(Railways)			Eliminations
Net Revenue	3,127	1,247	60	277	65	98	(504)	4,371
Domestic Market	2,355	100	60	277	65	98	(250)	2,706
Foreign Market	771	1,148	-	-	-	-	(254)	1,665
Cost of Goods Sold	(2,395)	(716)	(34)	(205)	(42)	(65)	423	(3,035)
Gross Profit	732	531	26	72	23	33	(82)	1,336
Selling, General and Administrative Expenses	(166)	(16)	(1)	(28)	(5)	(15)	(64)	(294)
Depreciation	195	70	2	39	4	9	(33)	285
Proportional EBITDA of Jointly Controlled Companies							112	112
Adjusted EBITDA	761	585	27	83	23	27	(66)	1,440

R$ million								1Q13
Consolidated Results	Steel	Mining	Logistics	Logistics	Energy	Cement	Corporate/	Consolidated
			(Port)	(Railways)			Eliminations
Net Revenue	2,947	747	39	225	47	98	(461)	3,642
Domestic Market	2,313	87	39	225	47	98	(218)	2,592
Foreign Market	634	659	-	-	-	-	(243)	1,050
Cost of Goods Sold	(2,456)	(454)	(21)	(171)	(41)	(67)	358	(2,852)
Gross Profit	492	293	19	55	6	30	(103)	790
Selling, General and Administrative Expenses	(158)	(17)	(6)	(22)	(5)	(14)	(89)	(311)
Depreciation	194	51	2	31	4	7	(2)	287
Adjusted EBITDA			-	-			135	135
Adjusted EBITDA	528	326	15	63	5	24	(59)	902

Steel

Scenario

According to the World Steel Association (WSA) global crude steel production totaled 406 million tonnes in 1Q14, 2.5% higher than in 1Q13, with China, responsible for 203 million tonnes, recording growth of 2.4%. Global capacity use reached 79% in March, 6.2 p.p. up on December 2013. The WSA expects global apparent steel consumption to grow by 3.1% in 2014, with apparent consumption in China moving up by 3%.

According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 8.3 million tonnes in 1Q14, 1.5% more than in 1Q13, while rolled flat output totaled 6.3 million tonnes, up by 1.9%.

Apparent domestic flat steel consumption amounted to 6.4 million tonnes in the first quarter, 2.1% more than in 1Q13, while domestic sales moved up by 1.7% to 5.4 million tonnes. On the other hand, imports climbed by 3.8% to 0.9 million tonnes, while exports fell by 19% to 1.9 million tonnes.

7

The IABr estimates domestic sales of 23.7 million tonnes in 2014, with apparent consumption of 27.2 million tonnes.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), light vehicle production totaled 790,000 units in 1Q14, 8.4% down on 1Q13, with sales of 813,000 units, down by 2.1%.

ANFAVEA estimates light vehicle production and sales growth of 1.4% and 1.1%, respectively, in 2014, while FENABRAVE (the Vehicle Distributors’ Association) expects sales to remain flat over last year.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials increased by 0.9% year-on-year in 1Q14.

ABRAMAT estimates sales growth of 4.5% in 2014 as a whole, sustained by the resumption of investments in infrastructure and the works for the upcoming sporting events.

Home Appliances

According to the IBGE (Brazilian Institute of Geography and Statistics), home appliance production fell by 2.4% year-on-year in January and February.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled 1.17 million tonnes in 1Q14, 12% up on 4Q13. For 2014 as a whole, the association expects growth of 4% in flat steel sales by its affiliates.

Purchases by the associated network came to 1.09 million tonnes in 1Q14, 0.9% down on the previous three months. On the other hand, inventories closed March at 968,000 tonnes, 0.8% less than in 4Q13, representing 2.6 months of sales.

Sales Volume

CSN sold 1.39 million tonnes of steel in 1Q14, 4% down on 4Q13. Of this total, 73% went to the domestic market, 25% were sold by overseas subsidiaries and 2% went to direct exports.

Domestic Sales Volume

Domestic steel sales totaled 1.01 million tonnes in 1Q14, 5% less than in 4Q13, due to the seasonality of steel sales.

Foreign Sales Volume

Foreign steel sales amounted to 377,000 tonnes in 1Q14, in line with the previous quarter. Of this total, the overseas subsidiaries sold 351,000 tonnes, 209,000 of which by SWT. Direct exports came to 26,000 tonnes.

Prices

Net revenue per tonne averaged R$2,216 in 1Q14, 6% higher than the 4Q13 average.

Net Revenue

Net revenue from steel operations totaled R$3,127 million, 1% up on 4Q13, chiefly due to higher prices, partially offset by the decline in sales volume.

Cost of Goods Sold (COGS)

Steel segment COGS came to R$2,395 million, 2% less than in 1Q13 and 4Q13, basically due to lower sales volume.

8

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$761 million in 1Q14, 20% up on the quarter before, basically due to higher steel prices and the largest quarterly figure since 3Q10. The adjusted EBITDA margin came to 24%, 3 p.p. up on 4Q13, and the highest since 3Q11. These results signify a steel segment margin recovery.

Production

The Presidente Vargas Steelworks (UPV) produced 1.1 million tonnes of crude steel in 1Q14, in line with the 4Q13 figure, while consumption of slabs purchased from third parties totaled 102,000 tonnes. Production  of rolled steel came to 1.1 million tonnes, 8% down on the previous quarter due to the hot strip mill maintenance program.

				Change
Production (in thousand t)	1Q13	4Q13	1Q14	1Q14 x 1Q13	1Q14 x 4Q13
Crude Steel (P. Vargas Mill)	1,047	1,093	1,098	5%	0%
Purchased Slabs from Third Parties	118	179	102	-14%	-43%
Total Crude Steel	1,165	1,271	1,200	3%	-6%
Total Rolled Products	1,089	1,141	1,053	-3%	-8%

Production Costs (Parent Company)

In 1Q14, the Presidente Vargas Steelworks’ total production costs came to R$1,656 million, 7% down on 4Q13, chiefly due to the reduced consumption of slabs acquired from third parties.

Mining

Scenario

In 1Q14, the seaborne iron ore market was negatively impacted by the slowdown in industrial output, the reduction in investments in fixed assets and lower real estate sales in China, which led to a deceleration in steel production. In addition, iron ore stocks in the main Chinese ports reached record levels, putting downward pressure on prices.

9

In this scenario, the Platts Fe62% CFR China index averaged US$120.38/dmt in 1Q14, 10.6% down on the 4Q13 average. The iron ore quality premium varied between US$2.00 and US$2.30/dmt per 1% of Fe content, while freight costs on the Tubarão/Qingdao route averaged US$22.33/wmt, 10.7% less than the previous quarter’s average, with the seasonal reduction in exports from Brazil and Australia.

Brazil exported 77 million tonnes of iron ore in the first quarter, 19% down on 4Q13.

Iron Ore Sales

In 1Q14, sales of finished iron ore products totaled 6.4 million tonnes, 54% up on the 4.1 million tonnes sold in 1Q13 and 18% less than the 7.8 million tonnes recorded in the previous quarter, due to maintenance at the Tecar terminal in the Port of Itaguaí. Of this total, 2.2 million tonnes were sold by Namisa1. Virtually all iron ore sold in 1Q14 was exported.

Iron ore volume for own consumption reached 1.5 million tonnes in 1Q14.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations came to R$1,247 million in 1Q14, 67% up on 1Q13, primarily due to the upturn in sales volume.

In relation to the R$1,920 million reported in the previous quarter, however, 1Q14 net revenue fell by 35%, due to lower sales volume and prices and the 4Q13 reception of R$323 million in indemnification for lost earnings in 2007 due to a claim related to Tecar’s iron ore separator and belt transportation system.

Cost of Goods Sold (COGS)

COGS totaled R$716 million in 1Q14, 58% up on 1Q13, chiefly due to higher sales volume.

In relation to the R$946 million recorded in 4Q13, 1Q14 COGS fell by 24%, essentially due to lower sales volume.

Adjusted EBITDA

Adjusted EBITDA from mining operations totaled R$585 million in 1Q14, 79% up on the R$326 million reported in 1Q13, for the reasons mentioned above, with an adjusted EBITDA margin of 47%, and 43% down on the R$1,022 million recorded in 4Q13.

Logistics

Scenario

Railway Logistics

According to the ANTT (National Ground Transport Association), the Brazilian railways transported 463 million tonnes in 2013, 0.7% up on 2012.

Port Logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations handled around 931 million tonnes in 2013, 3% more than the year before. Bulk solids totaled 569 million tonnes, 2% up on 2012, while container handling came to 8.9 million TEUs1, up by 9%.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Analysis of Results

Railway Logistics

Net revenue from railway logistics totaled R$277 million in 1Q14, COGS came to R$205 million and adjusted EBITDA amounted to R$83 million, with an adjusted EBITDA margin of 30%.

Port Logistics

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In 1Q14, net revenue from port logistics amounted to R$60 million, COGS totaled R$34 million and adjusted EBITDA came to R$27 million, with an adjusted EBITDA margin of 46%.

Cement

Scenario

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 17.1 million tonnes in 1Q14, 6% up on the previous quarter.

Analysis of Results

Cement sales totaled 488,000 tonnes in 1Q14, generating net revenue of R$98 million. COGS amounted to R$65 million, while adjusted EBITDA reached R$27 million, with an adjusted EBITDA margin of 27%.

Energy

Scenario

According to the Energy Research Company (EPE), Brazilian electricity consumption increased by 6.0% year-on-year in the first quarter of 2014, led by the commercial and residential segments, with respective growth of 10.8% and 10.0%.

Analysis of Results

In the first quarter, net revenue came to R$65 million, COGS totaled R$42 million and adjusted EBITDA amounted to R$23 million, with a margin of 35%.

Capital Markets

CSN’s shares depreciated by 30% in 1Q14, while the Company’s ADRs fell by 27% on the NYSE.

Daily traded volume in CSN’s shares averaged R$73 million in 1Q14, from 6.4 million shares traded. On the NYSE, daily traded volume in CSN’s ADRs averaged US$29 million, from 6.0 million ADRs traded.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
1Q14
N# of shares	1,457,970,108
Market Capitalization
Closing price (R$/share)	9.84
Closing price (US$/share)	4.36
Market Capitalization (R$ million)	14,346
Market Capitalization (US$ million)	6,357
Total return including dividends and interest on equity
CSNA3 (%)	-30%
SID (%)	-27%
Ibovespa	-2%
Dow Jones	-1%
Volume
Average daily (thousand shares)	6,383
Average daily (R$ Thousand)	73,192
Average daily (thousand ADRs)	6,007
Average daily (US$ Thousand)	28,766
Source: Economática

Shareholder Payments

The Annual Shareholders’ Meeting of April 25, 2013 ratified the distribution of dividends and interest on equity (IOE) as follows: (i) dividends of R$210 million and IOE of R$90 million paid on August 15, 2013; and (ii) dividends of R$400 million and IOE of R$100 million, paid on November 28, 2013, approved by the Board of Directors at meetings held on August 6, 2013 and November 13, 2013, respectively.

11

Webcast – 1Q14 Earnings Presentation

Conference Call in Portuguese with Simultaneous Translation into English

Wednesday, May 7, 2014

11:00 a.m. – Brasília time

10:00 a.m. – US ET

Phone: +55 (11) 3728-5971 or 3127-4971

Conference ID: CSN
Webcast: www.csn.com.br/ri

CSN is a highly integrated company, with steel, mining, cement, logistics and energy businesses. The Company operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products, including coated and galvanized, as well as tin plate. Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector. CSN recorded consolidated net revenue of R$17.3 billion in 2013.

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income, less the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses), plus the proportional EBITDA of the jointly-owned subsidiaries, Namisa, MRS Logística and CBSI. Despite being an indicator used to measure the segments’ results, EBITDA is not a measure recognized by the Brazilian accounting practices or IFRS, nor does it have a standard definition and therefore may not be comparable with similar indicators adopted by other companies.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

12

INCOME STATEMENT
CONSOLIDATED – Corporate Law (thousand of reais)
	1Q13	4Q13	1Q14
Net Revenues	3,641,983	4,948,831	4,370,878
Domestic Market	2,591,980	3,038,173	2,705,706
Foreign Market	1,050,003	1,910,658	1,665,172
Cost of Goods Sold (COGS)	(2,851,577)	(3,291,696)	(3,034,529)
COGS, excluding depreciation	(2,570,522)	(3,027,795)	(2,755,065)
Depreciation allocated to COGS	(281,055)	(263,901)	(279,464)
Gross Profit	790,406	1,657,135	1,336,349
Gross Margin (%)	22%	33%	31%
Selling Expenses	(199,178)	(206,420)	(187,698)
General and Administrative Expenses	(105,477)	(141,012)	(100,188)
Depreciation allocated to SG&A	(6,181)	(7,209)	(5,882)
Other operation income (expense), net	(94,644)	(196,042)	(176,628)
Equity Result	16,695	(349,600)	(45,503)
Operational Income before Financial Results	401,621	756,852	820,450
Net Financial Results	(527,283)	(929,379)	(741,199)
Income before social contribution and income taxes	(125,662)	(172,527)	79,251
Income Tax and Social Contribution	141,978	(314,569)	(27,155)
Net Income	16,316	(487,096)	52,096

13

INCOME STATEMENT
PARENT COMPANY – Corporate Law (In thousand of R$ )
	1Q13	4Q13	1Q14
Net Revenues	2,853,215	4,057,303	3,490,453
Domestic Market	2,391,553	2,813,220	2,517,890
Foreign Market	461,662	1,244,083	972,563
Cost of Goods Sold (COGS)	(2,205,276)	(2,658,095)	(2,311,229)
COGS, excluding depreciation	(1,979,086)	(2,444,525)	(2,080,668)
Depreciation allocated to COGS	(226,190)	(213,570)	(230,561)
Gross Profit	647,939	1,399,208	1,179,224
Gross Margin (%)	23%	34%	34%
Selling Expenses	(107,649)	(135,797)	(95,690)
General and Administrative Expenses	(74,107)	(98,569)	(80,450)
Depreciation allocated to SG&A	(3,640)	(4,337)	(4,100)
Other operation income (expense), net	(75,009)	331,002	(161,411)
Equity Result	(112,473)	162,947	(291,125)
Operational Income before Financial Results	275,061	1,654,454	546,448
Net Financial Results	(465,239)	(1,434,010)	(578,827)
Income before social contribution and income taxes	(190,178)	220,444	(32,379)
Income Tax and Social Contribution	217,504	(732,896)	87,713
Net Income	27,326	(512,452)	55,334

14

BALANCE SHEET
Corporate Law – In Thousand of R$
	Consolidated		Parent Company
	12/31/2013	03/31/2014	12/31/2013	03/31/2014
Current Assets	16,402,042	16,067,724	5,054,174	4,685,496
Cash and Cash Equivalents	9,995,672	10,000,372	206,624	240,974
Trade Accounts Receivable	2,522,465	1,705,710	1,992,704	1,320,190
Inventory	3,160,985	3,401,759	2,459,230	2,702,701
Other Current Assets	722,920	959,883	395,616	421,631
Non-Current Assets	34,000,497	33,794,098	43,635,002	43,383,009
Long-Term Assets	4,636,608	4,514,337	4,134,846	4,257,367
Investments	13,487,023	13,417,079	27,005,592	26,593,365
Property, Plant and Equipment	14,911,426	14,916,278	12,418,095	12,449,898
Intangible	965,440	946,404	76,469	82,379
TOTAL ASSETS	50,402,539	49,861,822	48,689,176	48,068,505
Current Liabilities	5,564,230	6,704,889	6,503,789	5,445,228
Payroll and Related Taxes	208,921	195,975	159,892	140,356
Suppliers	1,102,037	1,340,116	926,935	1,086,870
Taxes Payable	304,095	285,870	150,066	114,245
Loans and Financing	2,642,807	3,460,711	3,854,694	2,698,595
Others	972,851	1,044,887	1,138,956	1,089,665
Provision for Tax, Social Security, Labor and Civil Risks	333,519	377,330	273,246	315,497
Non-Current Liabilities	36,769,250	35,931,589	34,088,817	35,367,184
Loans, Financing and Debentures	25,103,623	24,159,594	21,394,660	22,416,678
IR e Contribuição Social Diferidos	268,833	253,767	-	-
Others	10,061,571	10,163,727	10,173,732	10,362,458
Provision for Tax, Social Security, Labor and Civil Risks	479,664	510,171	438,114	469,446
Other Provisions	855,559	844,330	2,082,311	2,118,602
Shareholders' Equity	8,069,059	7,225,344	8,096,570	7,256,093
Capital	4,540,000	4,540,000	4,540,000	4,540,000
Capital Reserve	30	30	30	30
Earnings Reserves	2,839,568	2,414,568	2,839,568	2,414,568
Retained Earnings	-	55,334	-	55,334
Other Comprehensive Income	716,972	246,161	716,972	246,161
Non-Controlling Shareholders' Interests	(27,511)	(30,749)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	50,402,539	49,861,822	48,689,176	48,068,505

15

CASH FLOW STATEMENT
Consolidated - Corporate Law – In Thousand of R$
	4Q13	1Q14
Cash Flow from Operating Activities	796,843	576,219
Net income for the period	(512,065)	55,334
Non-Controlling Shareholders results	24,969	(3,238)
Foreign exchange and monetary variations, net	366,513	68,703
Provision for financial expenses	635,610	647,517
Depreciation, exhaustion and amortization	286,709	294,406
Write-off of permanent assets	4,855	4,628
Equity Result	349,600	45,503
Impairment of available for sale securities	-	-
Result from derivative financial instruments	5,898	3,069
Deferred income taxes and social contribution	(689,050)	(96,856)
Impairment	48,469	-
Gain on shared control of Transnordestina	(473,899)	-
Impairment - railway I of Transnordestina	216,446	-
Provisions	74,600	102,604
Working Capital	458,188	(545,451)
Accounts Receivable	15,508	114,057
Trade Receivables – Related Parties	(62,795)	(62,335)
Inventory	238,445	(220,191)
Receivables from related parties	(22,000)	(17,124)
Suppliers	(69,684)	210,719
Taxes and Contributions	867,954	(47,911)
Interest Expenses	(604,799)	718,404
Judicial Deposits	(8,311)	(2,633)
Dividend received from common related parties	55,710	202,015
Others	48,160	(3,644)
Cash Flow from Investment Activities	(799,128)	(135,745)
Derivatives	93,673	3,879
Acquisition of Subsidiaries	-	-
Investments	(5,131)	(5,846)
Fixed Assets/Intangible	(740,519)	(298,747)
Cash and Cash Equivalents – Shared control of TLSA	(146,475)	-
Cash from Acquisition of Subsidiaries	-	-
Loans - related parties	-	164,255
Financial Investments	(676)	714
Cash Flow from Financing Companies	(1,469,579)	(104,988)
Issuances	468,406	934,146
Amortizations	(1,434,218)	(614,264)
Amortization - Acquisition of Subsidiaries
Dividends/Interest on equity	(503,767)	(424,870)
Payment of Capital - Non-Controlling Shareholders
Foreign Exchange Variation on Cash and Cash Equivalents	320,661	(330,786)
Free Cash Flow	(1,151,203)	4,700

16

SALES VOLUME AND NET REVENUE PER UNIT (STEEL)

CONSOLIDATED
SALES VOLUME (thousand tonnes)
1Q13		4Q13	1Q14
DOMESTIC MARKET	1,188	1,067	1,011
Slabs	5	0	1
Hot Rolled	552	480	426
Cold Rolled	211	168	178
Galvanized	303	298	300
Tin Plate	117	121	102
Steel Profiles	-	-	6
FOREIGN MARKET	362	381	377
Slabs	-	-	-
Hot Rolled	12	4	5
Cold Rolled	16	15	19
Galvanized	115	121	121
Tin Plate	30	48	23
Steel Profiles	189	194	209
TOTAL MARKET	1,550	1,448	1,388
Slabs	5	0	1
Hot Rolled	563	484	430
Cold Rolled	228	183	197
Galvanized	418	419	420
Tin Plate	147	169	124
Steel Profiles	189	194	216

PARENT COMPANY
SALES VOLUME (thousand tonnes)
1Q13		4Q13	1Q14
DOMESTIC MARKET	1,203	1,081	1,034
Slabs	5	0	1
Hot Rolled	559	488	433
Cold Rolled	209	169	188
Galvanized	308	302	308
Tin Plate	122	123	100
Steel Profiles	-	-	5
FOREIGN MARKET	34	51	26
Slabs	-	-	-
Hot Rolled	-	-	-
Cold Rolled	-	0	2
Galvanized	4	3	1
Tin Plate	30	48	23
TOTAL MARKET	1,237	1,133	1,060
Slabs	5	0	1
Hot Rolled	559	488	433
Cold Rolled	209	169	190
Galvanized	312	304	309
Tin Plate	152	171	122
Steel Profiles	-	-	5

CONSOLIDATED NET REVENUE PER UNIT (R$/ton)
	1Q13	4Q13	1Q14
TOTAL MARKET	1,867	2,089	2,216

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 7, 2014

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.